UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Bridgepoint Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

10807M105

(CUSIP Number)

December 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10807M105		13G/A	Page 2 of 11 pages

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

CUSIP No. 10807M105		13G/A	Page 3 of 11 pages

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

CUSIP No. 10807M105		13G/A	Page 4 of 11 pages

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

CUSIP No. 10807M105		13G/A	Page 5 of 11 pages

1	Name of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

CUSIP No. 10807M105		13G/A	Page 6 of 11 pages

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person IN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

CUSIP No. 10807M105		13G/A	Page 7 of 11 pages

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 27,710,574 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 27,710,574 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,710,574 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.5% (2)

12	Type of Reporting Person IN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Company other than the common stock of the Company owned of record by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 44,326,325 shares of Common Stock outstanding as of December 19, 2013, as given by the Company.

SCHEDULE 13G/A

Item 1
(a)	Name of Issuer. The name of the issuer is Bridgepoint Education, Inc., a corporation organized under the laws of the State of Delaware (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices. The Company’s principal executive office is located at 13500 Evening Creek Drive North, Suite 600, San Diego, California, 92128.

Item 2
(a)

Name of Person Filing.
This Schedule 13G is filed by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (and together with its two affiliated partnerships, “WP VIII”). WP VIII is the direct record owner of 27,710,574 shares of Common Stock (as defined below) of the Company. Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), a subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”), is the general partner of WP VIII. WP is the managing member of WP Partners. WP VIII is managed by Warburg Pincus LLC, a New York limited liability company (“WP LLC”). Charles R. Kaye and Joseph P. Landy, each a United States Citizen and a Managing General Partner of WP and Co-Chief Executive Officer and Managing Member of WP LLC and each may be deemed to control WP VIII, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons.”   Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Company, other than the Common Stock owned of record by such Warburg Pincus Reporting Person.

(b)	Address of Principal Business Office. The address of the principal business office of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
(c)	Citizenship. See Item 2(a).
(d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
(e)	CUSIP Number. 10807M105

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Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
		☒	Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
	(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page of this Schedule 13G for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G was previously filed as Exhibit 99.1 to the Form 13G filed by the Warburg Pincus Reporting Persons with respect to the Company on April 20, 2009. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership of all the shares of Common Stock, except to the extent of any pecuniary interest therein.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2013	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
	By:	Warburg Pincus Partners LLC,
its General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Attorney-in-Fact*

Dated: December 20, 2013	WARBURG PINCUS PARTNERS LLC
	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Attorney-in-Fact*

Dated: December 20, 2013	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

Dated: December 20, 2013	WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Attorney-in-Fact*

Dated: December 20, 2013

	By:	/s/ Robert B. Knauss
	Name:	Charles R. Kaye
	By:	Robert B. Knauss, Attorney-in-Fact*

Schedule 13G/A Signature Page

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Dated: December 20, 2013

	By:	/s/ Robert B. Knauss
	Name:	Joseph P. Landy
	By:	Robert B. Knauss, Attorney-in-Fact*

*The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

Schedule 13G/A Signature Page

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